SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B), referring to the relevant facts dated October 26 and 28, 2022, informs its shareholders and the market that the Company’s Board of Directors, at a meeting held on November 28, 2022, opted, due to the current macroeconomic scenario and market conditions, to suspend, this year, the project to implement a potential migration of Eletrobras to the Novo Mercado, a special governance listing segment of B3 S.A. – Brasil, Bolsa, Balcão (“Migration”).

In 2023, the Company will once again evaluate the opportunity to implement the Migration, as provided for in its Transformation Plan.

Also, taking additional steps to improve corporate governance practices and measures aimed at rationalizing and optimizing Eletrobras' shareholding base and its corporate structure, in order to create synergies and reduce possible costs to which it is currently subject, the Board of Directors, at the same meeting, initiated the procedures for future proposal, to the shareholders, for deliberation in a extraordinary general meeting (EGM) of the following agendas:

•	redemption of all the Class A Preferred Shares (“Preferred Class A Redemption”);

•	merger of shares of the following subsidiaries: (i) Companhia Hidro Elétrica do São Francisco ("CHESF"); (ii) Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil ("CGT Eletrosul"); (iii) Furnas - Centrais Elétricas S. A. ("Furnas"); and (iv) Centrais Elétricas do Norte do Brasil S.A. ("Eletronorte" and, together with CHESF, CGT Eletrosul and Furnas, the "Subsidiaries").

The effective submission to a future EGM of the Redemption of the PNA Shares and the Merger of Shares of the Subsidiaries, including the redemption price, the exchange ratios and other terms and conditions of such matters, remain under management analysis, including the approval of the respective management proposals for the EGM, pursuant to the applicable CVM regulation, and the timetable for the implementation of the EGM.

The Company will keep its shareholders and the market in general duly informed about the evolution of the matters that are the object of this relevant fact.

Rio de Janeiro, November 29, 2022

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.